SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A
                         Amendment No. 1

            Under the Securities Exchange Act of 1934


                           CNET, INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           12594S 10 5
                         (CUSIP Number)

                        F. Thomas Dunlap
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 10, 1998
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of Rule  13d-1
(b)(3) or (4), check the following box [  ].

NOTE:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                 (continued on following pages)

                          Page 1 of 10

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CUSIP No. 12594S 10 5         13D/A                  Page 2 of 10


1.   NAME OF REPORTING PERSON                      Intel
                                                   Corporation
     S.S.  OR  I.R.S. IDENTIFICATION NO. OF  ABOVE 94-1672743
     PERSON

2.   CHECK  THE APPROPRIATE BOX IF A MEMBER  OF  A     (a) [   ]
     GROUP                                             (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                               WC

5.   CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS         [   ]
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware

  NUMBER OF   7.     SOLE VOTING POWER             638,753
   SHARES
BENEFICIALLY  8.     SHARED VOTING POWER           N/A
  OWNED BY
    EACH      9.     SOLE DISPOSITIVE POWER        638,753
  REPORTING
 PERSON WITH  10.    SHARED DISPOSITIVE POWER      N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED  BY  EACH 638,753
     REPORTING PERSON

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [   ]
     EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW           4.1%
     (11)

14.  TYPE OF REPORTING PERSON                                  CO

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CUSIP No. 12594S 10 5         13D/A                  Page 3 of 10

ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer   of   microcomputer   components,
                 modules and systems

          (d)    Criminal Proceedings:

                 During   the  last  five  years,  neither   the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)    Place of Organization:

                 Delaware

          Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

ITEM 5.   Interest in Securities of the Issuer.

          (a)    Number   of  Shares  Beneficially  638,753
                 Owned:
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CUSIP No. 12594S 10 5         13D/A                  Page 4 of 10

                 Right to Acquire:            0 shares

                 Percent of Class:            4.1% (based on
                                              15,437,072 shares
                                              outstanding)

          (b)    Sole  Power to Vote, Direct
                 the Vote of, Dispose of, or  638,753 shares
                 Direct  the Disposition  of
                 Shares:

          (c)    Recent Transactions:         Between July 8,
                                              1998 and July 10,
                                              1998, the
                                              Reporting Person
                                              sold 162,500
                                              shares of the
                                              Issuer's Common
                                              Stock for cash in
                                              open market
                                              transactions.  The
                                              average price per
                                              share received by
                                              the Reporting
                                              Person was $54.90.

          (d)    Rights with Respect to
                 Dividends or Sales           N/A
                 Proceeds:

          (e)    Date of Cessation of Five    July 10, 1998
                 Percent Beneficial
                 Ownership:

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CUSIP No. 12594S 10 5         13D/A                  Page 5 of 10


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 10, 1998.

                                 INTEL CORPORATION


                                 By:  /s/F. Thomas Dunlap, Jr.
                                      F. Thomas Dunlap, Jr.
                                      Vice President, General
                                      Counsel and Secretary



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CUSIP No. 12594S 10 5         13D/A                  Page 6 of 10

                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director:

Name:                 Craig R. Barrett

Business Address:     2200 Mission College Boulevard, Santa
                      Clara, CA 95052

Principal             President and Chief Executive Officer of
Occupation:           Intel Corporation

Name, principal       Intel Corporation, a manufacturer of
business and address  microcomputer components, modules and
of corporation or     systems.
other organization    2200 Mission College Boulevard
in which employment   Santa Clara, CA 95052
is conducted:


Name:                 John Browne

Business Address:     The British Petroleum Company plc,
                      Britannic House, 1 Finsbury Circus, London
                      EC2M 7BA

Principal             Group Chief Executive
Occupation:

Name, principal       The British Petroleum Company plc, an
business and address  integrated oil company.
of corporation or     Britannic House, 1 Finsbury Circus
other organization    London EC2M 7BA
in which employment
is conducted:

Citizenship:          British

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CUSIP No. 12594S 10 5         13D/A                  Page 7 of 10

Name:                 Winston H. Chen

Business Address:     Paramitas Foundation, 3945 Freedom Circle,
                      Suite 760, Santa Clara, CA 95054

Principal             Chairman of Paramitas Foundation
Occupation:

Name, principal       Paramitas Foundation, a charitable
business and address  foundation.
of corporation or     3945 Freedom Circle, Suite 760
other organization    Santa Clara, CA 95054
in which employment
is conducted:


Name:                 Andrew S. Grove

Business Address:     2200 Mission College Boulevard, Santa
                      Clara, CA 95052

Principal             Chairman of the Board of Directors of
Occupation:           Intel Corporation

Name, principal       Intel Corporation, a manufacturer of
business and address  microcomputer components, modules and
of corporation or     systems.
other organization    2200 Mission College Boulevard
in which employment   Santa Clara, CA 95052
is conducted:


Name:                 D. James Guzy

Business Address:     1340 Arbor Road, Menlo Park, CA 94025

Principal             Chairman of The Arbor Company
Occupation:

Name, principal       The Arbor Company, a limited partnership
business and address  engaged in the electronics and computer
of corporation or     industry.
other organization    1340 Arbor Road
in which employment   Menlo Park, CA 94025
is conducted:

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CUSIP No. 12594S 10 5         13D/A                  Page 8 of 10


Name:                 Gordon E. Moore

Business Address:     2200 Mission College Boulevard, Santa
                      Clara, CA 95052

Principal             Chairman Emeritus of the Board of Intel
Occupation:           Corporation

Name, principal       Intel Corporation, a manufacturer of
business and address  microcomputer components, modules and
of corporation or     systems.
other organization    2200 Mission College Boulevard
in which employment   Santa Clara, CA 95052
is conducted:


Name:                 Arthur Rock

Business Address:     One Maritime Plaza, Suite 1220, San
                      Francisco, CA 94111

Principal             Venture Capitalist
Occupation:

Name, principal       Arthur Rock and Company, a venture capital
business and address  firm.
of corporation or     One Maritime Plaza, Suite 1220
other organization    San Francisco, CA 94111
in which employment
is conducted:


Name:                 Jane E. Shaw

Business Address:     1310 Orleans Drive, Sunnyvale, CA 94089

Principal             Chairman and Chief Executive Officer
Occupation:

Name, principal       AeroGen, Inc., a private company
business and address  specializing in controlled delivery of
of corporation or     drugs to the lungs
other organization    1310 Orleans Drive
in which employment   Sunnyvale, CA 94089
is conducted:

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CUSIP No. 12594S 10 5         13D/A                  Page 9 of 10


Name:                 Leslie L. Vadasz

Business Address:     2200 Mission College Boulevard, Santa
                      Clara, CA 95052

Principal             Senior Vice President, Director, Corporate
Occupation:           Business Development, Intel Corporation

Name, principal       Intel Corporation, a manufacturer of
business and address  microcomputer components, modules and
of corporation or     systems.
other organization    2200 Mission College Boulevard
in which employment   Santa Clara, CA 95052
is conducted:


Name:                 David B. Yoffie

Business Address:     Harvard Business School, Morgan Hall 247,
                      Soldiers Field Road, Boston, MA 92163

Principal             Max and Doris Starr Professor of
Occupation:           International Business Administration

Name, principal       Harvard Business School, an educational
business and address  institution.
of corporation or     Harvard Business School
other organization    Morgan Hall 247,Soldiers Field Road
in which employment   Boston, MA 92163
is conducted:


Name:                 Charles E. Young

Business Address:     10920 Wilshire Boulevard, Los Angeles, CA
                      90024

Principal             Chancellor Emeritus
Occupation:

Name, principal       University of California at Los Angeles,
business and address  an educational institution.
of corporation or     10920 Wilshire Boulevard
other organization    Los Angeles, CA 90024
in which employment
is conducted:

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CUSIP No. 12594S 10 5         13D/A                 Page 10 of 10

                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:       Paul S. Otellini
Title:      Executive    Vice    President,    Director,    Intel
            Architecture Business Group

Name:       Gerhard H. Parker
Title:      Executive   Vice  President,  General  Manager,   New
            Business Group

Name:       Albert Y. C. Yu
Title:      Senior     Vice    President,    General     Manager,
            Microprocessor Products Group

Name:       Andy D. Bryant
Title:      Vice President and Chief Financial Officer

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Sean M. Maloney
Title:      Vice President, Director, Sales and Marketing Group

Name:       Arvind Sodhani
Title:      Vice President, Treasurer

Name:       Michael R. Splinter
Title:      Vice  President,  General  Manager,  Technology   and
            Manufacturing Group